Mail Stop 7010
      July 26, 2006


via U.S. Mail

Mr. Randy Moeder
President and Chief Executive Officer
Hiland Holdings GP, LP
205 West Maple, Suite 1100
Enid, Oklahoma 73701

      Re:	Hiland Holdings GP, LP
      	Amendment No. 1 to Form S-1
      	Filed July 10, 2006
      	File No. 333-134491
      	Response letter dated July 7, 2006

Dear Mr. Moeder:

      We have reviewed your filing and have the following comments.
Our page references are to the blacklined version to the S-1. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

	We are also in receipt of your Request for Confidential
Treatment for certain information contained in certain exhibits to the S-1. We have responded to your request in a separate communication.





Form S-1
1. We note your response to our prior comment 2. We reissue this comment in part, as certain exhibits still need to be filed and other information still needs to be provided.

Cover Page of Prospectus

Prospectus Summary, page 2
2. We note your response and revisions to prior comment 4. Please clarify in greater detail how you have concluded that your general partner does not have any economic interest in Hiland Holdings GP LP.
Disclosures such as those presented on page 130 and 151 regarding personnel and cost reimbursement matters between your general partner and Hiland Holdings GP LP appear to indicate the existence of economic relationships. Additionally, we note the incentive plan of your officers and directors appears to be based on the underlying units of Hiland Holdings GP LP. Accordingly, please expand your disclosures to more clearly address the relationship with your general partner including whether your general partner owns equity units of Hiland Holdings GP LP, the restrictions on those units which differ from other common units, and demonstrate how your significant contractual agreements with the general partner have no economic substance, if that is your view. In addition, please revise the disclosure to explain that the general partner is controlled by Mr.
Hamm and his affiliates, and that the general partner controls
Hiland
Holdings.

Estimated Cash Available to Pay for Distributions, page 65
3. We note your response to our prior comment 13. Please add a risk factor that discusses the risk to investors if Hiland Partners is unable to finance its growth through external sources, or is unable to achieve its targeted debt/equity ratios, or if an acquisition is not accretive to Hiland Partners.
4. We note your response to our prior comment 15. Please tell us the amount by which the estimated cash available to pay distributions would vary if computed for the twelve months ended March 31, 2006 versus June 30, 2007.
Business of Hiland Holdings GP, LP, page 106
5. We re-issue our prior comment 20 and request that this information be updated once the credit facility is finalized.



Summary Historical and Pro Forma Financial and Operating Data,
page
24
6. We note your response to prior comment seven and note that you continue to adjust EBITDA for minority interest, which represents a non-GAAP measure. Accordingly, it appears that you will need to remove this metric or confine your presentation to the parameters set-forth in Item 10(e) of Regulation S-K. Refer also to FAQ 8 through 10 of Frequently Asked Questions Regarding the Use of Non-GAAP Financial Measures which can be located at: http://www.sec.gov/divisions/corpfin/faqs/nongaapfaq.htm

Material Tax Consequences

Partnership Status, page 194
7. We note that you state that you "...will rely on the opinion of Vinson & Elkins L.L.P. that, based upon the Internal Revenue Code, its regulations, published revenue rulings and court decisions and the representations described below, we will be classified as a partnership." Please affirmatively state, if true, that it is the opinion of Vinson & Elkins that you will be classified as a partnership.
Underwriting, page 209
8. We note your response to our prior comment 42. Please affirmatively state in the S-1 that the underwriters have no tacit or explicit understandings, nor any present intent, to release the lock-ups early.
Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* the company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of an amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

	You may contact Jonathan Duersch at (202) 551-3719 or in his absence, Jill Davis, Accounting Branch Chief at (202) 551-3683 if you have comments on the financial statements and related matters. Please contact Donna Levy, at (202) 551-3292 or the undersigned at
(202) 551-3685 with any other questions.

							Sincerely,


							Tangela Richter
							Legal Branch Chief

cc: 	via facsimile
      Douglas E. McWilliams, Esq.
      J. Duersh
      D. Levy
Mr. Randy Moeder
Hiland Holdings GP, LP
July 26, 2006
page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

   DIVISION OF
CORPORATION FINANCE
MAIL STOP 04-05